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06050351

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 31032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BROOKSTREET SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2361 Campus Drive, Suite 210
(No. and Street)

Irvine (City) CA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stanley C. Brooks 949/852-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
LaVine & Associates CPAs, Inc.
(Name – *if individual, state last, first, middle name*)

26691 Plaza Drive, Suite 222 Mission Viejo, CA 92691
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - JUNE 30, 2006

BROOKSTREET SECURITIES CORPORATION

2361 CAMPUS DRIVE, SUITE 210
IRVINE, CALIFORNIA 92612

MR. STANLEY C. BROOKS, PRESIDENT
BROOKSTREET SECURITIES CORPORATION
2361 CAMPUS DRIVE, SUITE 210
IRVINE, CALIFORNIA 92612

BROOKSTREET SECURITIES CORPORATION

Table of Contents

LaVine
& Associates
Certified Public Accountants, Inc.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Board of Directors
Brookstreet Securities Corporation
Irvine, California

We have audited the accompanying balance sheets of Brookstreet Securities Corporation as of June 30, 2006 and 2005, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookstreet Securities Corporation as of June 30, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
August 22, 2006

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

BROOKSTREET SECURITIES CORPORATION
Balance Sheets
June 30, 2006 and 2005

	2006	2005
CURRENT ASSETS		
Cash	$ 551,718	$ 1,226,918
Accounts receivable - Note 2	2,703,777	2,329,985
Deposits - Note 3	393,531	397,613
Marketable securities - Notes 1 and 6	14,009,692	11,097,834
Prepaid expenses and other assets	1,450,160	807,287
TOTAL CURRENT ASSETS	19,108,878	15,859,637
Fixed Assets - at cost - net of accumulated depreciation of $524,780 and $392,409 in 2006 and 2005 - Notes 1 and 4	344,429	387,452
Deferred tax asset - Note 8	211,000	624,000
Other assets	1,238,500	5,500
TOTAL ASSETS	$ 20,902,807	$ 16,876,589

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
CURRENT LIABILITIES		
Commissions payable - Note 2	$ 3,593,731	$ 4,239,549
Accounts payable and accrued expenses - Note 5	4,926,450	4,147,018
Income taxes payable - Note 8	1,802,680	1,053,464
TOTAL CURRENT LIABILITIES	10,322,861	9,440,031
COMMITMENTS AND CONTINGENCIES - Note 10		
STOCKHOLDER'S EQUITY		
Capital stock - no par, 10,000,000 shares authorized, 2,588,685 shares issued and outstanding	20,000	20,000
Additional paid-in capital	110,525	110,525
Retained earnings	10,449,421	7,306,033
TOTAL STOCKHOLDER'S EQUITY	10,579,946	7,436,558
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 20,902,807	$ 16,876,589

The accompanying notes are an integral part of the financial statements.

BROOKSTREET SECURITIES CORPORATION
Statements of Income
For The Years Ended June 30, 2006 and 2005

	2006	2005
REVENUES - Note 1		
Commission income	$ 100,252,658	$ 83,252,966
Clearance and execution fees recovered	4,027,666	3,458,611
Interest and dividend income	1,309,029	661,535
Other income	8,328,934	4,630,311
TOTAL REVENUES	113,918,287	92,003,423
EXPENSES		
Commission expense	81,618,753	66,972,163
Salaries and payroll taxes	9,628,951	6,213,657
Interest	310,339	232,836
Other operating expenses	17,000,591	15,323,006
TOTAL EXPENSES	108,558,634	88,741,662
INCOME BEFORE PROVISION FOR INCOME TAXES	5,359,653	3,261,761
PROVISION FOR INCOME TAXES - Note 8		
Current	1,803,265	1,119,034
Deferred	413,000	315,000
TOTAL PROVISION FOR INCOME TAXES	2,216,265	1,434,034
NET INCOME	$ 3,143,388	$ 1,827,727

The accompanying notes are an integral part of the financial statements.

BROOKSTREET SECURITIES CORPORATION
Statements of Changes in Stockholder's Equity
For The Years Ended June 30, 2006 and 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance - June 30, 2004	$ 20,000	$ 110,525	$ 5,640,306	$ 5,770,831
Net Income	-	-	1,827,727	1,827,727
Stock repurchase - Note 7	-	-	(162,000)	(162,000)
Balance - June 30, 2005	20,000	110,525	7,306,033	7,436,558
Net Income	-	-	3,143,388	3,143,388
Balance - June 30, 2006	$ 20,000	$ 110,525	$ 10,449,421	$ 10,579,946

The accompanying notes are an integral part of the financial statements.

BROOKSTREET SECURITIES CORPORATION
Statements of Cash Flows
For The Years Ended June 30, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 3,143,388	$ 1,827,727
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	132,371	92,726
Changes in assets and liabilities:		
(Increase) decrease in accounts receivable	(373,792)	(261,199)
Decrease (Increase) in marketable securities	(2,911,858)	5,677,878
Increase in prepaid expenses and other assets	(1,875,873)	(518,720)
Decrease (Increase) in deposits	4,082	(7,925)
Increase (Decrease) in accounts payable and accrued expenses	779,432	(6,388,395)
(Decrease) Increase in commissions payable	(645,818)	1,489,390
Increase (Decrease) in income taxes payable	749,216	(1,174,932)
Decrease (Increase) in deferred taxes	413,000	315,000
Net cash provided by operating activities	(585,852)	1,051,550
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(89,348)	(298,365)
Net cash consumed by investing activities	(89,348)	(298,365)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stock repurchase	-	(162,000)
Net cash consumed by financing activities	-	(162,000)
Net (decrease) increase in cash	(675,200)	591,185
CASH BALANCE - beginning	1,226,918	635,733
CASH BALANCE - ending	$ 551,718	$ 1,226,918
Supplemental disclosure of cash flow information:		
Interest paid	$ 310,339	$ 232,836
Income taxes paid	$ 1,020,968	$ 2,293,841

The accompanying notes are an integral part of the financial statements.

BROOKSTREET SECURITIES CORPORATION

Statements of Changes in Liabilities
Subordinated To Claims of General Creditors

For The Years Ended June 30, 2006 and 2005

Not applicable.

The accompanying notes are an integral part of the financial statements.

THE COMPANY

Brookstreet Securities Corporation (a California corporation), "the Company", is a registered securities broker/dealer. The Company sells financial products, primarily mutual funds, securities and insurance, through independent registered representatives.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices of the Company are as follows:

Accounting method - the Company uses the accrual method of accounting for financial statement reporting and for income tax preparation.

Recognition of sales and income - securities transactions are recorded on a settlement basis. The marketable securities are marked to market and the difference between cost and market value is included in the statement of operations. The securities are classified as trading securities. (See Note 6)

Furniture and fixtures - fixed assets are stated at cost. Repairs and maintenance expenditures, which do not extend the useful life of the assets owned, are expensed as incurred. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets.

Income taxes - a provision has been made for the estimated amount of income taxes which are payable currently and in the future. (See Note 7) As of July 1, 2006, the Company has elected to become an S Corporation for federal and state income tax purposes. As a result of this election, the Company will change its fiscal year-end to December 31.

Concentration of risks - the Company maintains its cash accounts in financial institutions guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At June 30, 2006 and 2005, the cash balances exceeded the FDIC limit.

Use of estimates - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive income – Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Comprehensive income is the same as net income as reported in the Statements of Income for the years ended June 30, 2006 and 2005.

NOTE 2 - ACCOUNTS RECEIVABLE/COMMISSIONS PAYABLE

Accounts receivable consists primarily of commissions due the Company from the sale of securities, principally mutual funds and government securities.

The commissions payable represents amounts due to the Company's sales representatives in connection with the sale of securities.

NOTE 3 - DEPOSITS

Deposits as of June 30, 2006 and 2005, consist of the following:

	2006	2005
National Financial Services Corporation (NFSC)	$ 50,000	$ 50,000
National Security Clearing Corporation (NSCC)	40,109	40,109
Cantor Fitzgerald	198,062	198,480
Wedbush	105,360	109,024
	$ 393,531	$ 397,613

NFSC, NSCC and Wedbush are the Company's clearinghouses. The deposit with Cantor Fitzgerald relates to the Company's bond trading.

NOTE 4 - FIXED ASSETS

Fixed assets are stated at cost and as of June 30, 2006 and 2005, consist of the following:

	2006	2005
Computers, office equipment and software	$ 543,674	$ 476,097
Office furniture and fixtures	325,535	303,764
	869,209	779,861
Less accumulated depreciation	(524,780)	(392,409)
Net fixed assets	$ 344,429	$ 387,452

Depreciation expense for the years ended June 30, 2006 and 2005, was $132,371 and $92,726, respectively.

NOTE 5 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Included in accounts payable is $3,603,980 and $1,840,409 as of June 30, 2006 and 2005, respectively, relating to the purchase of marketable securities.

NOTE 6 - NOTE PAYABLE – BANK

The Company has available a $1,000,000 revolving line of credit from its bank at an interest rate of prime plus ¼% per annum.

NOTE 8 - CAPITAL STOCK

During the year ended June 30, 2005, the Company entered into a stock repurchase agreement to acquire the stock of the minority shareholders for $162,000.

NOTE 8 - PROVISION FOR INCOME TAXES

The Company provides for income taxes under Financial Accounting Standard 109 (FAS 109), which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. As of June 30, 2006 and 2005, the deferred tax asset was $211,000 and $624,000, respectively. The deferred tax asset arises mainly from a legal reserve temporary timing difference that will be deductible in future periods for tax purposes, depreciation differences and the future benefit of the state income tax deduction.

The provision for income taxes at June 30, 2006 and June 30, 2005, consists of the following:

	Current	Deferred	Total
2006			
Federal	$ 1,413,781	$ 314,000	$ 1,727,781
State	389,484	99,000	488,484
	$ 1,803,265	$ 413,000	$ 2,216,265
2005			
Federal	$ 848,793	$ 271,000	$ 1,119,793
State	270,241	44,000	314,241
	$ 1,119,034	$ 315,000	$ 1,434,034

NOTE 9 - NET CAPITAL REQUIREMENT

As of June 30, 2006 and 2005, the Company had met its net capital requirement pursuant to SEC Rule 15c-1. As of these dates, the Company had net capital in the amount of $5,299,988 and $4,054,691, respectively, which was $4,808,322 and $3,429,416 in excess of its required net capital of $491,666 and $625,276, respectively.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

The Company leases its office space in Irvine under an operating lease which has been renewed and amended at various times throughout the lease term. Currently, the monthly rent expense is $61,928 and is due to expire in December 2010. Rent expense for the years ended June 30, 2006 and 2005, is $791,011 and $755,699, respectively.

The Company also leases equipment under an operating lease which expires in 2005.

The minimum future lease payments under the non-cancelable operating leases as of June 30, 2006, through the remainder of the lease terms, are as follows:

For year ended June 30,	2007	$734,618
	2008	$763,200
	2009	$773,236
	2010	$773,236

The Company is also subject to various claims and lawsuits which arose primarily in the ordinary course of business.

The Company intends to vigorously defend all actions and, based on its present understanding of the law and the facts, believes it has meritorious defenses to the alleged claims; however, the ultimate outcome of the lawsuits cannot presently be determined. As of June 30, 2006 and 2005, the Company has included in its financial statements an allowance for estimated losses.

As an underwriter of direct private placements, the Company may receive options/warrants relating to the direct private placements that can be exercised in the future. Since the value of these future options/warrants cannot readily be determined, no amount has been recorded in the current financial statements.

NOTE 11 - EMPLOYEE BENEFIT PLAN

During the year ended June 30, 2002, the Company adopted a 401(k) and Profit Sharing Plan. Employer contributions were $275,569 and $254,849 for the years ended June 30, 2006 and 2005, respectively.

BROOKSTREET SECURITIES CORPORATION
Computations of Net Capital Pursuant to Rule 15c3-1
June 30, 2006 and 2005

	2006	2005
COMPUTATION OF NET CAPITAL		
Total ownership equity:		
Stockholders' equity (from balance sheet)	$ 10,579,946	$ 7,436,558
Deductions:		
Prepaid expenses and other assets	(2,778,577)	(814,862)
Marketable securities haircut	(1,276,452)	(973,394)
Fixed assets	(344,429)	(387,452)
Deferred tax asset	(211,000)	(624,000)
Restricted securities	(669,500)	(582,158)
	(5,279,958)	(3,381,866)
Net Capital	$ 5,299,988	$ 4,054,692
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement	$ 250,000	$ 250,000
Minimum net capital (6-2/3% of aggregate indebtedness)	491,666	625,276
Excess Net Capital	$ 4,808,322	$ 3,429,416
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness (from balance sheet) (less non AI Liabilities of $2,951,555 and $65,578 in 2006 and 2005)	$ 7,371,306	$ 9,374,453
Ratio of aggregate indebtedness to Net Capital	1.39 to 1	2.31 to 1

RECONCILIATION

The following is a reconciliation as of June 30, 2006 and 2005, of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

	2006	2005
Net Capital - Company's computation	$ 5,366,413	$ 4,733,443
Reconciling items:		
Accounts payable accrual	(109,095)	(128,643)
Legal/settlement accrual	-	(111,500)
Income tax provision adjustment	43,652	(438,608)
Haircut adjustment	(982)	-
Net Capital	$ 5,299,988	$ 4,054,692

The accompanying notes are an integral part of the financial statements.

BROOKSTREET SECURITIES CORPORATION
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
June 30, 2006 and 2005

The respondent claims an exemption under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

BROOKSTREET SECURITIES CORPORATION
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3
June 30, 2006 and 2005

The respondent claims an exemption under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

LaVine
& Associates
Certified Public Accountants, Inc.

Independent Auditor's Report On Internal Control Structure Required By SEC Rule 17a-5

Board of Directors
Brookstreet Securities Corporation
Irvine, California

In planning and performing our audits of the financial statements and supplemental schedules of Brookstreet Securities Corporation (the Company), for the years ended June 30, 2006 and 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LaVine & Associates CPA's, Inc.

Mission Viejo, California
August 22, 2006